

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2023

Michael Guthrie
Chief Financial Officer
Roblox Corporation
970 Park Place
San Mateo, CA 94403

  Re: Roblox Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Filed February 28, 2023
    Form 10-Q for the Quarterly Period Ended March 31, 2023
    Filed May 10, 2023
    File No. 001-39763

Dear Michael Guthrie:

  We have reviewed your May 9, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2023 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Metrics, page 27

1. We note your response to prior comment 1 and proposed disclosures regarding average daily bookings per DAU and average daily bookings per daily unique payer. Please tell us your consideration to include these measures in your MD&A disclosures to provide further context to your discussion of bookings as they relate to users and payers.

2.   We note from your response to prior comment 5 that you track monthly active users (MAUs) as a measure of market penetration and you use DAU/MAU to measure product-market fit. As you state that you track this information and as it appears to be useful to an understanding of your business and how users engage with your platform, please revise to disclose such measures for each period provided. Refer to SEC Release 33-10751.

    You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Mark Reinstra, General Counsel